UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OneMain Holdings, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

February 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268W103	Page 2

1	Names of Reporting Persons. UNIFORM INVESTCO LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 11,355,568
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,355,568

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 3

1	Names of Reporting Persons. UNIFORM INVESTCO GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 11,355,568
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,355,568

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%
14	Type of Reporting Person OO

CUSIP No. 68268W103	Page 4

1	Names of Reporting Persons. THE VÄRDE FUND VI-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 533,712
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 533,712

11	Aggregate Amount Beneficially Owned by Each Reporting Person 533,712
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.39%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 5

1	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,907,735
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,907,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,907,735
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.40%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 6

1	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,317,246
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,317,246

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,246
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.97%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 7

1	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS G.P., LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 3,758,693
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,758,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,758,693
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.76%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 8

1	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS UGP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 3,758,693
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,758,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,758,693
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.76%
14	Type of Reporting Person OO

CUSIP No. 68268W103	Page 9

1	Names of Reporting Persons. THE VÄRDE SKYWAY MASTER FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,283,179
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,283,179

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,179
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.94%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 10

1	Names of Reporting Persons. THE VÄRDE SKYWAY FUND G.P., LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,283,179
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,283,179

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,179
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.94%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 11

1	Names of Reporting Persons. THE VÄRDE SKYWAY FUND UGP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,283,179
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,283,179

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,179
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.94%
14	Type of Reporting Person OO

CUSIP No. 68268W103	Page 12

1	Names of Reporting Persons. THE VÄRDE FUND XII (MASTER), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,964,513
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,964,513

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.44%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 13

1	Names of Reporting Persons. THE VÄRDE FUND XII G.P., L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,964,513
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,964,513

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.44%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 14

1	Names of Reporting Persons. THE VÄRDE FUND XII UGP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,964,513
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,964,513

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.44%
14	Type of Reporting Person OO

CUSIP No. 68268W103	Page 15

1	Names of Reporting Persons. VÄRDE CREDIT PARTNERS MASTER, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,510,291
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,510,291

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,291
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.11%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 16

1	Names of Reporting Persons. VÄRDE CREDIT PARTNERS G.P., LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,510,291
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,510,291

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,291
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.11%
14	Type of Reporting Person OO

CUSIP No. 68268W103	Page 17

1	Names of Reporting Persons. VÄRDE CREDIT PARTNERS UGP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,510,291
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,510,291

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,291
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.11%
14	Type of Reporting Person OO

CUSIP No. 68268W103	Page 18

1	Names of Reporting Persons. VÄRDE SFLT, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,838,892
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,838,892

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,838,892
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.08%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 19

1	Names of Reporting Persons. THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,838,892
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,838,892

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,838,892
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.08%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 20

1	Names of Reporting Persons. THE VÄRDE SPECIALITY FINANCE FUND U.G.P., LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,838,892
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,838,892

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,838,892
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.08%
14	Type of Reporting Person OO

CUSIP No. 68268W103	Page 21

1	Names of Reporting Persons. VÄRDE PARTNERS, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 11,355,568
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,355,568

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%
14	Type of Reporting Person PN

CUSIP No. 68268W103	Page 22

1	Names of Reporting Persons. VÄRDE PARTNERS, INC.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 11,355,568
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,355,568

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%
14	Type of Reporting Person CO

CUSIP No. 68268W103	Page 23

1	Names of Reporting Persons. GEORGE G. HICKS
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 11,355,568
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,355,568

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%
14	Type of Reporting Person IN

CUSIP No. 68268W103	Page 24

1	Names of Reporting Persons. ILFRYN C. CARSTAIRS
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Australia and the United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 11,355,568
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,355,568

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.34%
14	Type of Reporting Person IN

CUSIP No. 68268W103	Page 25

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 601 N.W. Second Street, Evansville, IN 47708.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 3, 2018 (as so amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 reflects the addition of certain Reporting Persons and certain changes to Appendix A.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 1 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 1 is required under Rule 13d-2 of the Securities Exchange Act.

ITEM 2. IDENTITY AND BACKGROUND

Clause (a) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D is filed jointly by

(i)	Uniform InvestCo LP, a Delaware limited partnership (“InvestCo”);

(ii)	Uniform InvestCo GP LLC, a Delaware limited liability company (“InvestCo GP”), the general partner of InvestCo;

(iii)	The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI”);

(iv)	Värde Investment Partners, L.P., a Delaware limited Partnership (“VIP”);

(v)	Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(vi)	Värde Investment Partners G.P., L.P., a Delaware limited partnership (“VIP GP”), the general partner of Fund VI, VIP and VIP Offshore;

(vii)	Värde Investment Partners UGP, LLC, a Delaware limited liability company (“VIP UGP”), the general partner of VIP GP;

(viii)	The Värde Skyway Master Fund, L.P., a Cayman Islands exempted limited partnership (“Skyway”);

(ix)	The Värde Skyway Fund G.P., L.P., a Delaware limited partnership (“Skyway GP”), the general partner of Skyway;

(x)	The Värde Skyway Fund UGP, LLC, a Delaware limited liability company (“Skyway UGP”), the general partner of Skyway GP;

(xi)	The Värde Fund XII (Master), L.P., a Delaware limited partnership (“Fund XII”);

(xii)	The Värde Fund XII G.P., L.P., a Delaware limited partnership (“Fund XII GP”), the general partner of Fund XII;

CUSIP No. 68268W103	Page 26

(xiii)	The Värde Fund XII UGP, LLC, a Delaware limited partnership (“Fund XII UGP”), the general partner of Fund XII GP;

(xiv)	Värde Credit Partners Master, L.P., a Cayman Islands exempted limited partnership (“Credit Partners”);

(xv)	Värde Credit Partners G.P., L.P., a Delaware limited partnership (“Credit Partners GP”), the general partner of Credit Partners;

(xvi)	Värde Credit Partners UGP, LLC, a Delaware limited liability company (“Credit Partners UGP”), the general partner of Credit Partners GP;

(xvii)	Värde SFLT, L.P., a Cayman Islands exempted limited partnership (“SFLT”);

(xviii)	The Värde Specialty Finance Fund G.P., L.P., a Cayman Islands exempted limited partnership (“SFLT GP”), the general partner of SFLT;

(xix)	The Värde Specialty Finance Fund U.G.P., LLC, a Cayman Islands limited liability company (“SFLT UGP”), the general partner of SFLT GP;

(xx)	Värde Partners, L.P., a Delaware limited partnership (“Managing Member”), the managing member of VIP GP, Skyway GP, Fund XII UGP, Credit Partners GP and SFLT UGP;

(xxi)	Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member and Manager of InvestCo GP;

(xxii)	Mr. George G. Hicks (“Mr. Hicks”), the co-chief executive officer of the General Partner; and

(xxiii)	Mr. Ilfryn C. Carstairs (“Mr. Carstairs”), the co-chief executive officer of the General Partner.

Clause (c) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

For Mr. Hicks, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Co-Chief Executive Officer, Värde Partners, Inc., 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. For Mr. Carstairs, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Chief Executive Officer, Varde Partners Asia Pte. Ltd., 6 Battery Road #21-01, Singapore 049909. The principal business of each of the other Reporting Persons is direct or indirect investment in financial assets.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of the General Partner and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

Clause (f) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Hicks is a citizen of the United States. Mr. Carstairs is a citizen of Australia and the United Kingdom. Each of the other Reporting Persons is organized in the State of Delaware except VIP Offshore, Skyway, Credit Partners, SFLT, SFLT GP and SFLT UGP, which are organized under the laws of the Cayman Islands. Each of the executive officers and directors identified on Appendix A to Item 2 hereto are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, Mr. Noel, who is a citizen of the United States and the United Kingdom, Mr. Naglieri and Mr. Milone, who are citizens of Italy, and Ms. Lieskovska, who is a citizen of the United Kingdom.

CUSIP No. 68268W103	Page 27

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4. PURPOSE OF TRANSACTION

No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Holdings and/or one or more of its subsidiaries are the record owners of an aggregate of 54,937,500 shares of the Issuer’s Common Stock, which represents approximately 40.3% of the Issuer’s outstanding Common Stock. Through its interest in Holdings, InvestCo has a beneficial interest in 11,355,568 shares of Issuer’s Common Stock, which represents approximately 8.34% of the outstanding shares of Issuer’s Common Stock. Each of Fund VI, VIP, VIP Offshore, Skyway, Fund XII, Credit Partners and SFLT own an interest in Uniform Topco LP. Uniform InvestCo Holdings Sarl, a wholly-owned subsidiary of Uniform Topco LP, and InvestCo GP own 99.99% and 0.01%, respectively, of the outstanding partnership interests of InvestCo. Each Reporting Person disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned of record by Holdings and/or one or more of its subsidiaries, in each case, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)

See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 136,194,462 shares of Common Stock outstanding as of January 31, 2020, based upon information provided in the Form 10-K filed by the Issuer with the SEC on February 14, 2020.

(b)

By virtue of the provisions of the Letter Agreement that grant certain rights to certain limited partners of Holdings regarding the election of the Board and the acquisition and transfer of shares of Common Stock, as described in Item 6, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any shares of Common Stock acquired directly by the limited partners affiliated with Apollo Management Holdings GP, LLC (such limited partners, the “Apollo Partner”). The Reporting Persons expressly disclaim the existence of a group with the Apollo Partner or any beneficial ownership of any shares held of record by the Apollo Partner and the number of shares reported in the cover pages as shared voting power does not include any of those shares of Common Stock. In the aggregate, any group formed thereby would beneficially own the shares of Common Stock owned by Holdings and/or one or more of its subsidiaries as well as the shares of Common Stock acquired directly by the Apollo Partner, if any. The beneficial ownership of the Apollo Partner has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on July 3, 2018, as amended.

(c)

None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e)	Not applicable.

CUSIP No. 68268W103	Page 28

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit A	Share Purchase Agreement, dated as of January 3, 2018, by and among OneMain Holdings, Inc., OMH Holdings, L.P., and Springleaf Financial Holdings, LLC (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on January 4, 2018 and incorporated herein in its entirety by reference).

Exhibit B	Amended and Restated Stockholders Agreement, dated as of June 25, 2018, by and among OneMain Holdings, Inc. and OMH Holdings, L.P. (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on June 25, 2018 and incorporated herein in its entirety by reference).

Exhibit C	Letter Agreement, dated as of June 25, 2018, by and among Apollo Uniform GP, LLC, Uniform InvestCo LP, Uniform Co-Invest, L.P., Apollo VIII Uniform Investor, L.P. and Apollo Structured Credit Recovery Master Fund IV LP (attached as Exhibit C to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2018 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Agreement, dated as of February 20, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2020

UNIFORM INVESTCO LP

By: Uniform InvestCo GP LLC, its General Partner
By: Värde Partners, Inc., its Manager

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

UNIFORM INVESTCO GP LLC

By: Värde Partners, Inc., its Manager

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC

By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.

By: The Värde Skyway Fund G.P., LLC, its General Partner
By: The Värde Skyway Fund UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., L.P.

By: The Värde Skyway Fund UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.

By: The Värde Fund XII G.P., L.P., its General Partner
By: The Värde Fund XII UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.

By: The Värde Fund XII UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By: Värde Credit Partners G.P., LLC, its General Partner
By: Värde Credit Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS G.P., LLC

By: Värde Credit Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE SFLT, L.P.

By: The Värde Specialty Finance Fund G.P., L.P., its General Partner
By: The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.

By: The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SPECIALTY FINANCE FUND U.G.P., LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.

By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks

ILFRYN CARSTAIRS

By:	/s/ Ilfryn Carstairs

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of the General Partner. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S, Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted

George G. Hicks	Principal of Värde Partners, Inc.

Marcia L. Page	Principal of Värde Partners, Inc.

Bradley P. Bauer	Principal of Värde Partners, Inc.

Rick J. Noel	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

Andrew P. Lenk	Principal of Värde Partners, Inc.

Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909

David A. Marple	Principal of Värde Partners, Inc.

Giuseppe Naglieri	Principal of Värde Partners, Inc.

Timothy J. Mooney	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

Brian Schmidt	Principal of Värde Partners, Inc.

Jonathan Fox	Principal of Värde Partners, Inc., 510 Madison Avenue, 12th Floor, New York 10022

Hasseb Malik	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909

Elena Lieskovska	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH

Katie S. Kloster	Chief Compliance Officer of Värde Partners, Inc.

Brendan Albee	Chief Operating Officer of Värde Partners, Inc.

Scott Hartman	Principal of Värde Partners, Inc.

Francisco Milone	Principal of Värde Partners, Inc., 2 St. James’s Market London SW1Y 4AH